BOUSTEAD SECURITIES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2020

PUBLIC VERSION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boustead Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Venture, Suite 395
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Moore, 949-295-1580
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120	Burbank	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Keith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boustead Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On February 27, 2021 before me, John Hong, Notary Public
(insert name and title of the officer)

personally appeared Keith Moore,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ **(Seal)**

John Junghoon Hong
COMM # 2275001
NOTARY PUBLIC—CALIFORNIA
Los Angeles COUNTY
MY COMM. EXPIRES 01/12/2023

Boustead Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Directors of Boustead Securities, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Boustead Securities, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material res6ects, the financial position of Boustead Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Boustead Securities, LLC's management. My responsibility is to express an opinion on Boustead Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Boustead Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Boustead Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Boustead Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Boustead Securities, LLC's auditor since 2017.
Tarzana, California
February 26, 2021

Boustead Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	3,429,366
Clearing Broker Deposit		50,038
Accounts receivable		45,185
Due from Related Parties		1,719,176
Advances		62,476
Securities		1,039,603
Total Assets	$	6,345,845

Liabilities and Members' Equity

Liabilities		
Accounts Payable and Accrued Expenses	$	1,696,802
Payroll Protection Program Loan	$	97,200
Accrued Commission		1,647,719
Total Liabilities	$	3,441,720
Members' Equity		2,904,125
Total Liabilities and Members' Equity	$	6,345,845

See Accompanying Notes to Financial Statements

Boustead Securities, LLC
Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

Boustead Securities, LLC (the "Company"), formerly known as Monarch Bay Securities, LLC was incorporated in the State of California in 2006 and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions advisory services, and trading. The Company's primary objective is to achieve superior returns for stakeholders of client companies.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter;
- Broker or dealer retailing corporate debt securities;
- Underwriter or selling group participant on a best efforts or firm commitment basis as lead underwriter;
- Private placements of securities;
- Merger & acquisition business activities;
- Mutual fund retailer via wire order;
- U.S. government securities broker;
- Put and call broker;
- Distribute third party research;
- Create and distribute research; and
- Conduct securities business with retail customers, institutional customers and broker dealer entities.
- Proprietary trading
- Other advisory services

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Investments in securities are valued at market value.

ASC 606 Revenue Recognition

1. Revenue
A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services
The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

- Capital Gains (Losses) on Firm Investments.

- Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

- Investment Banking Fees earned: This includes fees earned from affiliated entities; investment banking fees and M&A advisory fees.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3 - Fair Value, Continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3
Assets			
Listed & Other Equity Securities	$1,039,603	-	-
Total	**$ 1,039,603**	**$ -**	**$ -**

The listed and other equity securities are identified as Level 1 investments representing OTC traded securities held for resale as of December 31, 2020. The OTC traded securities are valued on listed prices of the underlying stocks.

Note 4 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. The Company had one customer account for 36.3% of its revenue during the year ended December 31, 2020.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of 6 2/3rds of aggregated indebtedness or $100,000. The Company's minimum net capital is calculated as $222,968. At December 31, 2020, the Company had net capital of $522,744 which was $299,806 in excess of its required net capital of $222,968. The Company's net capital ratio was 6.4 to 1.

Note 6 – Liabilities Subordinated to Claims of General Creditors

In December 2019, the Company entered into one FINRA-approved temporary subordinated loan with an affiliate in the amount of $400,000. The note was subsequently repaid in January 2020 with interest in the amount of $1,315.

Note 7 – Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $11,790 limited liability company fee for total taxes of $12,590.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

Note 8 – Exemption from the SEC Rule 15c3-3

Boustead Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 9 - Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. The Company believes, to the extent not previously recorded, that there are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position. The Company is a party to the following litigations or arbitrations:

> The Company is a named defendant in two matters alleging the Company is liable for reimbursement of private placement investments (in amounts not identified), under the legal theories of securities law violations and negligent misrepresentation. The Company's legal counsel does not express a judgment as to the likelihood of an unfavorable outcome, nor can they estimate the amount of potential loss. The Company believes the claims are baseless and has not provided for any award or costs related to this matter.
>
> The Company is a named defendant in a bankruptcy case involving a former client and is liable for reimbursement of private placement commissions and costs (in amounts not identified), under the legal theories of bankruptcy law violations. The Company's legal counsel does not express a judgment as to the likelihood of an unfavorable outcome, nor can they estimate the amount of potential loss. The Company believes the claims are baseless and has not provided for any award or costs related to this matter.
>
> The Company is a named defendant in a securities class action lawsuit for return of offering proceeds alleging the Company is liable due to material omissions as an underwriter under Section 12(a)(2) of the Securities Act of 1933, as amended. The Company's legal counsel does not express a judgment as to the likelihood of an unfavorable outcome, nor can they estimate the amount of potential loss. The Company believes the claims are baseless and has not provided for any award or costs related to this matter.

Note 10 – Operating Lease Commitments

The Company leases office space in Irvine California under month-to-month operating leases. There are no future minimum lease payments under these lease agreements. The Company's office lease expense totaled $46,827 for the year ended December 31, 2020.

In February 2016, FASB Issued ASU 2016-02 (842) on leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 (842) is effective for annual an interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is subject to this requirement in as much as it has an expense sharing agreement with affiliates.

Note 11 – Related Parties

From time to time during the year, the Company advanced monies to Boustead & Company Limited (BCL), it's parent corporation and Sutter Capital Partners, LLC (SCP), FlashFunders Shareholder Services (FFSS) and Sutter Securities Group, Inc. (SSG), affiliated companies, wholly owned by BCL. The advances carry no interest and are repayable at any time. As of December 31, 2020, the Company had advanced BCL $1,173,611, SCP $5,000, FFSS $300 and SSG $265.

Note 12 – COVID

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 13 – Payroll Protection Program Loan

On April 23, 2020, the Company received proceeds from a loan in the aggregate amount of $97,200, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part.

Note 14 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 26, 2021 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.